UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2023

Commission File Number: 001-41174

RELIEF THERAPEUTICS Holding SA

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Avenue de Sécheron 15

1202 Geneva

Switzerland

Tel: +41 22 545 11 16

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 15, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with a health-care focused institutional investor for the sale and purchase in a private placement in the U.S. of the Company’s ordinary shares and warrants to purchase ordinary shares. In the offering, the Company sold to the investor 1,200,000 ordinary shares at a gross purchase price of CHF 3.33 per share and 300,000 pre-funded warrants to purchase an equal number of ordinary shares. Each pre-funded warrant has an exercise price of CHF 3.33, with CHF 3.329 prepaid upon issuance and CHF 0.001 to be payable upon exercise. The pre-funded warrants will expire upon exercise. As part of the transaction, the Company also issued to the investor a warrant to purchase an additional 1,500,000 ordinary shares, with an exercise price of CHF 3.40 per share, which warrants are immediately exercisable and will expire in five years. The aggregate gross proceeds from the private placement were approximately CHF 5 million, before deducting the placement agent fees and offering expenses payable by the Company. The Company plans to use the net proceeds of the offering for working capital and other general corporate purposes.

The ordinary shares and, upon exercise, the ordinary shares underlying the warrants, will be traded on the SIX Swiss Exchange and rank pari passu (carrying the same rights) with the Company’s ordinary shares. The shares sold in the offering and the shares underlying the warrants have been and will be delivered from the Company’s treasury shares previously issued out of its authorized share capital under exclusion of the existing shareholders’ preemptive rights. The securities offered in the private placement have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

H.C. Wainwright & Co., LLC (“Wainwright”) acted as the placement agent for the private placement. Pursuant to a letter agreement between the Company and Wainwright, the Company paid Wainwright a cash fee of 7.0% of the gross proceeds raised in the offering and a management fee of 1.0% of the gross proceeds raised in the offering. The Company also reimbursed Wainwright for certain offering expenses, aggregating approximately $75,000. In addition, the Company has granted to Wainwright certain rights of first refusal and tail rights.

The form of the Purchase Agreement is attached to this Form 6-K as Exhibit 4.1 and is incorporated herein by reference. The form of Ordinary Share Warrant is attached to this Form 6-K as Exhibit 4.2 and is incorporated herein by reference. The form of Pre-Funded Ordinary Share Warrant is attached to this Form 6-K as Exhibit 4.3 and is incorporated herein by reference.

On June 16, 2023, the Company issued a press release entitled “RELIEF THERAPEUTICS Holding SA Announces CHF 5 Million Private Placement”, a copy of which press release is attached to this Form 6-K as Exhibit 99.1.

On June 23, 2023, the Company issued a press release entitled “RELIEF THERAPEUTICS Holding SA Announces Closing of CHF 5 Million Private Placement”, a copy of which press release is attached to this Form 6-K as Exhibit 99.2.

INDEX TO EXHIBITS

Exhibit No.	Description

4.1	Form of Securities Purchase Agreement, dated as of June 15, 2023, between the Company and the purchaser identified therein.

4.2	Form of Ordinary Share Purchase Warrant

4.3	Form of Pre-Funded Ordinary Share Purchase Warrant

99.1	Press Release dated June 16, 2023

99.2	Press Release dated June 23, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIEF THERAPEUTICS Holding SA

By: /s/ Jack Weinstein

Jack Weinstein

Chief Executive Officer

Dated: June 23, 2023